

March 24, 2014

<u>Via E-mail</u>
Ivan Krikun
President
Danlax, Corp.
616 Corporate Way, Suite 2-6187
Valley Cottage, NY 10989

> **Re: Danlax, Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on March 11, 2014**
> **File No. 333-193467**

Dear Mr. Krikun:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, where prior comments are referred to they refer to our letter, dated February 14, 2014.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to prior comment 1. Please expand your response and disclosure to provide greater specificity on your business activities to date, discussing the specific steps you have taken in developing your business plan and disclosing the stage you are at in developing game concepts and prototypes. Also tell us why you consider these activities to be more than "nominal." Alternatively, please add the risk factor disclosure requested in our prior comment 1, and disclose your shell company status on the prospectus cover page.

2.   We note your response to prior comment 22. We also note that the Valley Cottage, New York location listed as the principal executive office on the facing page appears to be a rented mailbox and forwarding mail service provided by USAMail1, LLC. Please tell us from where you plan to operate the company. To the extent you intend to operate the

company from East Siberia, Russia, please revise your disclosure throughout the registration statement to disclose this fact and consider adding risk factor disclosure regarding your location in Russia, or advise.

Risk Factors

Risks Associated to Our Business

"We face strong competition. . .," page 7

3.   We note your response to prior comment 9 and the revised disclosure. While you state that competition in these genres is higher, you have not discussed any specific risks. Please revise this risk factor to discuss the competitive risks associated with the educational and puzzle game industry.

"Because our sole officer and director will only be devoting. . .," page 9

4.   We note your response to prior comment 22. In your response letter, tell us if Mr. Krikun resides outside the United States. If so, please consider adding a risk factor discussing the difficulties shareholders may have in bringing actions or enforcing judgments against your officers and directors. See Item 503(c) of Regulation S-K.

Risks Associated with this Offering

"Our Reporting Obligations under Section 15(d). . .," page 11

5.   Please revise this risk factor to clearly state that you will not register your common stock under Section 12 of the Exchange Act, as you state in your response to prior comment 2.

Use of Proceeds, page 12

6.   In the use of proceeds table, under the scenario of raising $9,000, as well as in the table on page 18, you disclose that SEC reporting and compliance costs will be approximately $2,000. Elsewhere, you indicate that SEC reporting and compliance costs will be approximately $10,000. Please reconcile this discrepancy, or advise.

Dilution, page 12

7.   We refer to prior comment 11. Please revise your dilution disclosure to contemplate a smaller portion of the offering being completed, such as a sale of ten percent of the offered shares.

Management's Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources, page 19

8.   We note your response to prior comment 18 and the revised disclosure. You disclose that your "current cash resources will fund approximately 6 month[s of your operations] without proceeds from this offering. . ." However, you also disclose that you will be able to conduct planned operations using currently available capital resources for the next one to three months. Please revise to clarify this inconsistency, or advise.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Kim, Attorney-Adviser, at (202) 551-3579, or in her absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
         Scott D. Olson Esq.